Exhibit 99.6

FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: IM Cannabis Corp (the “Issuer”).

Trading Symbol: IMCC

This Quarterly Listing Statement must be posted on or before the day on which the Issuer’s unaudited interim financial statements are to be filed under the Securities Act, or, if  no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer’s first, second and third fiscal quarters.  This statement is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies.  If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a)
Prepare this Quarterly Listing Statement using the format set out below.  The sequence of questions must not be altered nor should questions be omitted or left unanswered.  The answers to the following items must be in narrative form.  When the answer to any item is negative or not applicable to the Issuer, state it in a sentence.  The title to each item must precede the answer.

(b)	The term “Issuer” includes the Listed Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Refer to the Issuer’s condensed interim consolidated financial statements for the period ended June 30, 2023 filed on SEDAR+ and posted on the Issuer’s profile on the CSE website.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1.	Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a)
A description of the relationship between the transacting parties.  Be as precise as possible in this description of the relationship.  Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b)	A description of the transaction(s), including those for which no amount has been recorded.
(c)	The recorded amount of the transactions classified by financial statement category.
(d)	The amounts due to or from Related Persons and the terms and conditions relating thereto.
(e)	Contractual obligations with Related Persons, separate from other contractual obligations.
(f)	Contingencies involving Related Persons, separate from other contingencies.

Not Applicable.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

2.	Summary of securities issued and options granted during the period.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a)	summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid
May 2023	Common shares	Issued as part of a Debt Settlement	492,492	1.25$	838,776$	N/A	Director and Non-Executive Chairman	Nil
May 2023	Warrant	Issued as part of a Debt Settlement	492,492	1.50$	N/A	N/A	Director and Non-Executive Chairman	Nil
May 2023	Common shares	Exercise of Restricted Stock Units	50,414	N/A	N/A	N/A	Director and Non-Executive Chairman	Nil

(b)	summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant
May 16, 2023	3,000	N/A	Employees	$1.10	May 16, 2028	$1.10

3.	Summary of securities as at the end of the reporting period.

Provide the following information in tabular format as at the end of the reporting period:

(a)	description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

The Issuer has authorized an unlimited number of common shares.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

(b)	number and recorded value for shares issued and outstanding,

13,389,551 common shares of the Issuer were issued and outstanding as at the end of the reporting period.

(c)	description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number Outstanding
Options	421,602
Restricted Share Units	4,586
2021 Offered Warrants(1)	294,348
2021 Broker Compensation Options	18,261
2023 LIFE and Concurrent Offering Warrants(2)	5,769,611

Notes:
(1)	294,348 warrants are exercisable for one (1) Common Share at an adjusted exercise price of US$72 for a term of 5 years from May 7, 2021.
(2)
During 2023, the Company issued an aggregate of issued 5,769,611 units of the Company (each a “Unit”) at a price of US$1.25 per Unit. Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The above issued units also include issuance of units as part of a debt settlement with a Director and Non-Executive Chairman.

(d)	number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

Not applicable.

4.	List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name	Title
Oren Shuster	Chief Executive Officer and Director
Marc Lustig	Director and Non-Executive Chairman
Moti Marcus	Director
Einat Zakariya	Director
Brian Schinderle	Director
Itay Vago	Chief Financial Officer
Michal Lebovitz Nissimov	Corporate Secretary and General Counsel
Eyal Fisher	General Manager Subsidiary, IMC Holdings
Richard Balla	Chief Executive Officer, Adjupharm GmbH

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.
Refer to the Issuer’s management discussion and analysis for the period ended June 30, 2023 filed on SEDAR+ and posted on the Issuer’s profile on the CSE website.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 5 Quarterly Listing Statement is true.

Dated: August 14, 2023.

Itay Vago
Name of Director or Senior Officer
“Itay Vago”
Signature
Chief Financial Officer
Official Capacity

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Issuer Details Name of Issuer IM Cannabis Corp.	For Quarter End June 30, 2023	Date of Report 2023/08/14
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. ( )
Contact Name Michal Lebovitz Nissimov	Contact Position Business and Compliance Manager	Contact Telephone No.
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015